Mail Stop 3561

January 25, 2007

Salman Mahood, chief Executive Officer
Averox, Inc.
Suite No. 7, Ground Floor
Evacuee Trust Complex
Agha Khan Rd., F-5/1 Islamabad, Pakistan

      Re: **Averox Inc**
               Item 4.01 Form 8-K Amendment No. 2
               Filed January 18, 2007
               File No. 0-28867

Dear Mr. Mahood:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note your disclosure that you had determined not to engage Kabani & Company, Inc. as your new accountants, stating that the engagement was limited to Pearl Consulting FZ-LLC (Pearl Dubai) and was not extended to Averox, Inc. We note that you reported the consummation of a reverse acquisition and that Pearl Dubai became your wholly-owned subsidiary. In a merger accounted for as a reverse acquisition, a change in accountants occurs unless one accountant audited the financial statements of both parties to the merger, and in most cases, issuers engage the auditor of the accounting acquires as their new certifying accountant. If you do not intend to engage Kabani & Company, Inc. as you new

certifying accountant, tell us when you expect to engage a new independent accountant.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions, please call Raquel Howard, at (202) 551-3291.

Sincerely,

Raquel Howard
Staff Accountant

cc: Paul Pollock
    Katten Muchin Rosenman LLP
    Fax: 212-940-6400